

Mail Stop 3030

April 22, 2016

Via E-mail
Mr. Eugene G. Cassis
Senior Vice President and Chief Financial Officer
Waters Corporation
34 Maple Street
Milford, Massachusetts 01757

> **Re: Waters Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 1-14010**

Dear Mr. Cassis:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7A: Quantitative and Qualitative Disclosures About Market Risk, page 40

1.   We note that more than 97 percent of your cash, cash equivalents and investments at December 31, 2015 were held by foreign subsidiaries in the various currencies you identify here. It appears that for most of your foreign subsidiaries the functional currency is the local currency and that your reporting currency is the US dollar. As we note that the hypothetical adverse change discussed here only appears to relate to forward contracts, please tell us how you considered the risk related to these foreign currency cash, cash equivalents and investment holdings in preparing the sensitivity analysis pursuant to Item 305(a)(1)(ii) of Regulation S-K. Also refer to Instruction 3E to Item 305(a)(1)(ii) of Regulation S-K.

2.   In addition, please revise the section in future filings to address the following:

   - Describe the nature of your currency price risk exposure, including quantitative and qualitative descriptions of material unhedged assets, liabilities or commitments;
   - Explain how you manage the currency price risk through the use of derivatives or "natural hedges" to reduce exposures;
   - Discuss the changes in currency price risk exposures or how the exposures were managed; and
   - Discuss the impact of all known trends in currency prices or anticipated exchange rates on future reporting periods.

Notes to Consolidated Financial Statements

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies

Translation of Foreign Currencies, page 50

3.   Please revise future filings to disclose the functional currency of your foreign operations that you determined under ASC 830-10-45.

Comprehensive Income, page 58

4.   In future filings please provide all of the disclosures required by ASC 220-10-45-14A including the accumulated balances for components of accumulated other comprehensive income either on the face of the financial statements or as a separate disclosure in the notes.

Note 9 – Income Taxes, page 66

5.   We note your tax rate in Singapore is dependent upon the achievement of certain contractual milestones. Please address the following:

   - Describe to us the milestones that must be achieved and the dates by which you must achieve them;
   - Tell us the potential impact of your failure to achieve such milestones; and
   - Explain to us how you determined that you will meet the milestones.

6.   In future filings please disclose the aggregate dollar and per share effects of the Singapore tax holiday. Refer to Staff Accounting Bulletin Topic 11.C.

<u>Note 14 – Retirement Plans, page 73</u>

7.   Please revise future filings to comply with ASC 715-20-50-1(d)(5)(iv)(03) which requires a discussion of the valuation techniques and inputs and any changes in those valuation techniques or inputs used to measure the fair value of your postretirement benefit plan assets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. You may also reach Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery